Exhibit 4.1

DESCRIPTION OF SECURITIES

The following summary of the terms of our capital stock is based upon our Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified by reference to our Articles of Incorporation and our Bylaws, which are exhibits incorporated by reference into our Annual Report on Form 10-K. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the Nevada Revised Statutes for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock.

Market

Our common stock is traded on the OTCBQ under the symbol “FKWL”.

Voting Rights

Each holder of shares of our common stock is entitled to one (1) vote for each share held of record by such holder on the applicable record date on all matters submitted to a vote of shareholders. Pursuant to our Articles of Incorporation, shareholders do not have the right to vote cumulatively.

Dividend Rights

Subject to any preferential dividend rights granted to the holders of any shares of our preferred stock that may at the time be outstanding, holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available therefor.

Rights upon Liquidation

Subject to any preferential rights of outstanding shares of preferred stock, holders of our common stock are entitled to share pro rata, upon any liquidation or dissolution, in all remaining assets legally available for distribution to shareholders.

Other Rights and Preferences

Our common stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights.

Certain Anti-Takeover Effects

Certain provisions of our Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders or to nominate candidates for election as directors at our annual meeting of shareholders and specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Articles of Incorporation, could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.